



10015331

SUPPL

SEC
Mail Processing
Section

MAR 05 2010

Washington, DC
105

March 2, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 020/2010**

  Subject: Informing about the verdict of the Supreme Court in the section of criminal case of the politician is not binding on the Company

  Date: March 2, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Wichian Mektrakarn
Chief Executive Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2010

AIS-CP 020/2010

March 2, 2010

Subject: Informing about the verdict of the Supreme Court in the section of criminal case of the politician is not binding on the Company

To: The President
The Stock Exchange of Thailand

According to the verdict of the Supreme Court in the section of criminal case of the politician against Pol. Capt. Thaksin Shinawatra on 26 February 2010 which has statements mentioning about the undertaking between state agencies and the Company and referring to the name of the Company, the Company would like to clarify that the Company was not a defendant under the claim judged by the Supreme Court therefore the verdict is not binding on the Company.

Since the Company has been undertaking and operating with good faith in compliance with laws and terms and conditions of operating agreements and strictly under the Company's extensive corporate governance policy, the Company confides that the Company can clarify historical background, principles and rationales of the Company's actions in respect of those issues to the relevant authorities.



March 2, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 015/2010, AIS-CP 017/2010**

  Subject: 1. Notification of the Resignation of the Member of the Executive Committee.
  2. Report on the results of the exercise of warrants (ESOP Grant IV and V) in February 2010.

  Date: March 2, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2010

AIS-CP 015/2010

March 2, 2010

Re: Notification of the Resignation of the Member of the Executive Committee.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform you that Ms. Nidchanun Santhavesuk has resigned from the position of Member of the Executive Committee, effective from March 1, 2010 onwards.

The Company is on process of selecting new member of the Executive Committee and will report to the Stock Exchange of Thailand after the Board of Directors approve an appointment of this position.

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2010

AIS-CP 017/2010

March 2, 2010

Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in February 2010.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant IV	Grant V
The number of warrants (units)	9,686,700	10,138,500
Issuing Date	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	89.292	79.029
Exercise Ratio (warrant : common share)	1 : 1.19454	1 : 1.15737
Maturity of Warrants	5 years from the issuing date	

The Company would like to report the results of the exercise of warrants (ESOP Grant IV and V) in February 2010 as follows:

Outstanding of ESOP	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	378,600
No. of remaining unexercised warrants (units)	9,004,900	6,323,200
No. of shares derived from this exercise (shares)	-	438,173
No. of remaining shares reserved for warrants (shares)	10,595,132	7,230,802